Exhibit 99.1

NewsRelease

TransCanada 2018 Investor Day Event to be Webcast

CALGARY, Alberta - November 6, 2018 - News Release - TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) will host its annual Investor Day on Tuesday, November 13 in Toronto.

Members of TransCanada’s senior executive team will provide an update on TransCanada’s operations, recent developments and strategic outlook.

The event will be webcast beginning at 8 a.m. EST (6 a.m. MST). Interested parties may participate in the webcast available on TransCanada’s website at http://www.transcanada.com/events or via the following URL:
http://www.gowebcasting.com/9781.

A copy of the presentation and the webcast, which will be archived and accessible for replay, will be available on the website.

With more than 65 years' experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and liquids pipelines, power generation and gas storage facilities. TransCanada operates one of the largest natural gas transmission networks that extends more than 91,900 kilometres (57,100 miles), tapping into virtually all major gas supply basins in North America. TransCanada is a leading provider of gas storage and related services with 653 billion cubic feet of storage capacity. A large independent power producer, TransCanada owns or has interests in approximately 5,700 megawatts of power generation in Canada and the United States. TransCanada is also the developer and operator of one of North America's leading liquids pipeline systems that extends approximately 4,900 kilometres (3,000 miles), connecting growing continental oil supplies to key markets and refineries. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. Visit www.transcanada.com to learn more, or connect with us on social media.

Media Inquiries:
Grady Semmens
403.920.7859 or 800.608.7859

TransCanada Investor & Analyst Inquiries:
David Moneta / Duane Alexander
403.920.7911 or 800.361.6522